Filed by Newell Rubbermaid Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jarden Corporation

Commission File No.: 001-13665

December 14, 2015

Transcript of Excerpt of Remarks from CNBC Interview with Michael B. Polk, Newell Rubbermaid President and Chief Executive Officer, and Martin E. Franklin, Executive Chairman and Founder of Jarden Corporation, on December 14, 2015, posted in three video clips on the CNBC website.

Newell Rubbermaid CEO: Right time for Jarden deal (CNBC)

David Faber (CNBC Host):

You’ve done very well at Newell. You have an excellent organic growth rate right now - perhaps not getting rewarded in the marketplace as much as you might like - but why take the risk of doing a large deal given how well things seem to be going at your company.

Michael B. Polk (Newell Rubbermaid – President and Chief Executive Officer):

Yea, I would say both companies are performing very very well and so we come to this combination from a position of strength. And so, this is actually the right time for this deal and when you get into the strategic rationale it is very clear and very compelling. And so, as we sustain momentum in the core business there is tremendous opportunity to play for the upside in the combination.

David Faber (CNBC Host):

Well what makes it the right time, if could you give us more sense into what that means?

Michael B. Polk (Newell Rubbermaid – President and Chief Executive Officer):

Well both businesses have momentum, we’ve got great portfolio synergies that are going to come from this, the kinds of intuitive combinations between Greco and the Nook or a Rubbermaid brand in food storage and a brand like Foodsaver in food preservation or in the commercial products and industrial products combinations that are possible with Rubbermaid commercial products Mapa Spontex or Waddington. There’s a number of great intuitive combinations that will unlock tremendous value and because the core businesses have momentum, you do not have to worry about any underlying issues in the business getting in the way of playing for the upside in those combinations.

Jim Cramer (CNBC Host):

I know Michael was on the show recently and it is just a fantastic story. I want to too congratulate Martin who’s been – I’ve known Martin since before the inception of Jarden. 4300% since the company was founded, why now? Why now? How can you part with something that gave you a 4300% return?

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

As my dad use to say, timing isn’t everything it’s the only thing. And the reality is, this is the right time for Jarden. If I didn’t feel that we could get where we want to be faster as a result of this combination we wouldn’t have done it. I mean, you know we’ve been doing this for 15 years and we could have done it for another 15 years, but the reality is the fits really good. If we had the multiple and we had the market cap, we would be the buyer and that’s the way we operate. We want to drive value.

Jarden’s Franklin: More & quicker value with Newell Rubbermaid

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

The reality is, look, the magic number, $500 million in synergies. That’s a big number and could be bigger. You know, the reality is it’s there and its going to be a big value driver for us on a combined basis and we can create more value quicker.

David Faber (CNBC Host):

You really [unintelligible].

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

Yes. We’ve talked about it.

David Faber (CNBC Host):

I mean because, Martin, there are many many people who have followed your career and made a lot of money as a result of that and they see this as something of an exit for you. The long steady buildup of a portfolio and the final exit. So they shouldn’t view it that way?

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

Well, if it was an exit I wouldn’t come on the board, right? I wouldn’t roll at least half of my shares. So, the reality is I’m going to have, I think I’m going to be the largest individual shareholder in the company so I am very committed to this and if I didn’t believe in it I wouldn’t do it.

Michael B. Polk (Newell Rubbermaid – President and Chief Executive Officer):

This combination creates the best of both. I mean there’s capabilities that cut across that are strengths for Newell Rubbermaid and there are some other capabilities that exist within Jarden that we’re going to tap into as a combined entity.

David Faber (CNBC Host):

Versus what?

Michael B. Polk (Newell Rubbermaid – President and Chief Executive Officer):

They’ve got, they are ahead of us in direct to consumer e-commerce, for example. We’re both strong in pure play .com and bricks and mortar .com but they’ve built out a business model around direct to consumer that our brands have the opportunity to tap into. And so, thats a great capability that moves from Jarden into Newell’s space. Our investment in innovation and industrial design and graphic design is creating tremendous innovation value for us today and I think it’s fair to say that Martin’s business has the opportunity to tap into that capability. So when you think about the combination, how you should think about this is we’re going to create a set of enterprise wide capabilities that cut across both businesses. And were going to apply those for accelerated performance. This business is, this combination, is strategically compelling because of the scale it creates in geography’s, in customers and in channels and because of the intuitive brand combinations that we were talking about earlier. And also, because it releases the value – the $500 million of synergies which we are committed to.

delivering but there’s more, there are going to be more synergies that are unlocked over time as we get to know the businesses because today that’s 5% of the combined um of the asset and that’s probably the low end of the synergy profile of a company like ours.

Newell Rubbermaid CEO: Financially, very attractive deal

Michael B. Polk (Newell Rubbermaid – President and Chief Executive Officer):

80% of the revenue is in the top 30 brands. So from the outside in it looks complicated but when you really unpack it, it’s quite a concentrated portfolio. 80% of the revenue has an operating margin of 15% pre-synergies, so there’s a ton of value to be released through growth acceleration so if you can apply the capabilities over the top you should be able to profitably grow. There are differences in the portfolios in the business models in some places but there also opportunities connected to those differences. So a business like Jostens, we have a beautiful fine writing business with brands like Parker, with brands like Waterman, that would be perfect graduation gifts through a Jostens’ business model. So there are cross sell opportunities that you really don’t intuitively think about but still you start to unpack this. I do think that we will play for the application of Newell Rubbermaid’s model in many cases within the broadened portfolio. There’s a broader canvass on which to apply the model we’ve got today, but we do want to respect the differences in things like Yankee Candle, in things like Jostens and obviously in the fashion and apparel businesses. Although look at the growth rate on Martin, it’s pretty extraordinary Martin what you’ve guys have done, and that’s a fantastic story.

David Faber (CNBC Host):

Martin, as the largest individual shareholder in this combined company when the deal closes I wonder do you get concerned at all at being what it’s going to be at about four and a half times levered I think initially – um things are good right now, but you know what, you never know when a recessions coming and it would seem to me if that were to occur, things get a little dicier when you have that much debt.

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

As you know with us, if a recessions coming we’ll probably know before a lot of other people.

David Faber (CNBC Host):

But you’re not seeing that now right?

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

No. I think the reality is this will de-lever really quickly. It was very important to Newell, and frankly important to us, that company keep its investment grade rating which it’s going to do. So there’s a bit of a bifurcation today in the debt markets and this is a safer route. In fact, it raises us in terms of a credit profile, it gives our shareholders a dividend, its double digit accretive, I mean it’s got a lot of positives that that work in favor of our shareholders. So, risk adjusted, very happy to be here.

David Faber (CNBC Host):

Given that, are you surprised the stock is down today.

Michael B. Polk (Newell Rubbermaid – President and Chief Executive Officer):

I don’t know. I think people are tying to understand the strategic rationale for the deal. This deal is very attractive from financial perspective. We’ll de-lever high single digit accretion in year one, high teens accretion in year two, and strong double digit accretion once run rate synergies are achieved and we’ve not baked in any revenue synergies we’ve not baked in any tax benefits connected to trying to play for a different tax structure other than the blended tax rate so there’s a lot of upside to play for beyond what we’ve built into the model. And so, like Martin said, this is a $16 billion company which will have EBITDA margins of over 20% post-synergies, we de-lever the company very quickly from that four and a half times ratio that you quoted with synergies in year one right down into our target ration range three and a half times just over two years out and then we have all this optionality that comes from an over $3 billion EBITDA entity post-synergies to be applied back into this business for growth acceleration beyond the organic agenda over time.

Jim Cramer (CNBC Host):

Martin I want to go back to something you said. You said you would be keeping about half. Our viewers, and you know we talk about this on Mad money. Our viewers would say, well wait a second, if he’s only keeping half maybe I should only be keeping half. Make the case for why you are only doing half and what…

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

Well first of all a half is a lot. For me anyway. The reality is, you know it’s like anything else, in a family business in a family ownership you’ve got to have some diversification, you talk about diversification and but that’s my intent. And frankly, it’s going to be a lot of money.

David Faber (CNBC Host):

Martin, you talk about diversification, some of our viewers may be familiar with Nomad or Platform. They’re two special acquisition corps that you are very much a part of. Neither one has done particularly on the market. Nomad started off great, Platform really bad year. Are you going to be spending more time on those?

Martin E. Franklin (Jarden Corporation – Executive Chairman and Founder):

Yea, I’m gonna spend, I mean, I’m chairman of both those companies, co-chairman of one and chairman of the other. They’re both great businesses, they’re gonna take time, they’ve got great futures, and yes it will give me a little more capacity to spend time on those.

Caution Concerning Forward Looking Statements

Statements that are not historical in nature constitute forward-looking statements. These forward-looking statements relate to information or assumptions about the timing of completion of the proposed combination, the expected benefits of the proposed combination, management’s plans, projections and objectives for future operations, scale and performance, integration plans and expected synergies therefrom, and anticipated future financial and operating performance results, including operating margin or gross margin capital and other expenditures, cash flow, dividends, restructuring and other project costs, costs and cost savings, and debt ratings. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Such expectations are based upon certain preliminary information, internal estimates, and management assumptions, expectations, and plans, and are subject to a number of risks and uncertainties inherent in projecting future conditions, events, and results. Actual results could differ materially from those expressed or implied in the forward-looking statements if one or more of the underlying assumptions or expectations prove to be inaccurate or are unrealized. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed combination will not be consummated in a timely manner; risks that any of the closing conditions to the proposed combination may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed combination; the risk that we are unable to retain our investment grade rating; failure to realize the benefits expected from the proposed combination; failure to promptly and effectively integrate the combination; and the effect of the announcement of the proposed combination on the ability of Newell Rubbermaid to retain customers and retain and hire key personnel, maintain relationships with suppliers, on its operating results and businesses generally and those factors listed in Newell Rubbermaid’s most recently filed Quarterly Report on Form 10-Q and exhibit 99.1 thereto, in each case, filed with the Securities and Exchange Commission (“SEC”). Changes in such assumptions or factors could produce significantly different results. The information contained in this communication is as of the date indicated. Newell Rubbermaid does not assume any obligation to update any forward-looking statements contained in this communication as a result of new information or future events or developments.

Additional Information and Where to Find It

In connection with the proposed combination, Newell Rubbermaid and Jarden will file a registration statement on Form S-4 that will include the Joint Proxy Statement of Newell Rubbermaid and Jarden that also constitutes a prospectus of Newell Rubbermaid. Newell Rubbermaid and Jarden plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the combination. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PROPOSED COMBINATION. Investors and shareholders will be able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Jarden by accessing Jarden’s website at www.Jarden.com by clicking on the “For Investors” link and then clicking on the “SEC Filings” link or by contacting Jarden Investor Relations at rwilson@jarden.com or by calling 203-845-5300. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 1, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on February 12, 2015, May 19, 2015, October 9, 2015 and November 16, 2015. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015 and June 9, 2015. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.